 Envirokare Tech Inc.

September 11, 2008

Mr. Ernest Greene
Staff Accountant
Division of Corporation Finance
Securities and Exchange Commission
101 F. Street, N.E., Mail Stop 7010
Washington, D. C. 20549-7010

Re: Envirokare Tech, Inc.
      SEC Comment Letter, dated August 29, 2008 ("Comment Letter")

Dear Sir:

Set forth below is our response to your referenced Comment Letter concerning both our Form 10-KSB, dated December 31, 2007, and Form 10-Q, dated March 31, 2008, which documents were filed with the Commission on March 31, 2008 and May 15, 2008, respectively:

Item 1. We acknowledge that where a comment was received in the referenced Comment Letter, dated August 29, 2008, requesting additional disclosures or other revisions, the following responses show what the revisions will look like. These revisions will be included in our future filings, including our interim filings, where appropriate.

Item 2. In our Management Discussion and Analysis; Results of Operations we acknowledge that the revenues increased from the year ended December 31, 2006 to the year ended December 31, 2007 and that the gross profit decreased for the same comparative periods. The primary reasons for the decrease in gross profit for the comparative periods was due to (1) development income of $162,028 and $471,091 for the years ended December 31, 2007 and 2006, respectively, and manufacturing income of $613,690 and nil, for the years ended December 31, 2007 and 2006, respectively, and (2) the development income recognizes substantially higher gross profit margins (e.g. raw material is provided by the clients for most projects and lower labor and overhead input components are required to produce prototype parts for clients), relative to manufacturing revenue recognized for production of STF Sheetless Thermoforming™ and TPF ThermoPlastic Flowforming™ parts during 2007 representing approximately eighty percent (80%) of revenue, which revenue generation requires substantially increased raw material, labor and overhead input costs.

Idle facility costs appear in the general and administrative, wage, rent and depreciation accounts for the years ended December 31, 2007 and 2006, respectively. We arrived at the amounts characterized as idle facility costs by method of (1) evaluating the overall production costs for commissioned operating plant production lines, (2) apportioning a reasonable percentage of idle time recognized for those production lines during the respective periods of operation calculated by production run days versus total production days available (based on a 5 day work week less holidays), while the operation continued to experience regular and normal occurring plant overheads (e.g., general and administrative expense, rent expense, wage expense and depreciation of equipment and components attached to fully-commissioned production lines), and (3) adjusting the cost of goods account for the respective operational periods to reflect the apportionment of the resultant idle facility costs to the cost of goods account. We recognize that additional disclosure relating to our gross profits and associated idle facility costs would be helpful to the readers of our financial information, and we have provided additional disclosure in our most recent interim report on Form 10-Q for the six months ended June 30, 2008, and we further propose to include additional disclosure in our future filings to read as follows:

"The Company reported gross profits of $169,188 and $209,306 for the three months and six months ended June 30, 2008, respectively, compared with gross profits of $42,629 and $51,366 for the three months and six months ended June 30, 2007, respectively. The low gross profits recognized during the three months and six months ended June 30, 2008 was primarily due to significant costs experienced by LRM during the six months ended June 30, 2008 that resulted from: (1) production of no-charge replacement parts for one of LRM's customers during the three months ended March 31, 2008 and (2) reduced research and development revenues during the six months ended June 30, 2008, which revenues typically deliver a substantially higher gross profit margin relative to manufacturing income. During the six months ended June 30, 2008, idle facility costs of $495,726 were expensed as certain plant operating costs to the general and administrative, rent and wage accounts. As a consequence of plant startup efforts during 2007 and 2006, LRM experienced significant idle facility costs due to production line construction. The idle facility costs of $395,547 experienced by LRM for 2007, as a consequence of the plant construction and relocation activity, were expensed as certain plant operating costs in 2007".

Item 3. In our Management Discussion and Analysis; Item 8A. Controls and Procedures we believe that we made the appropriate disclosure in our Form 10-KSB for the year ended December 31, 2007, with respect to clearly disclosing whether or not we determined our internal controls over financial reporting were effective. We direct you to the second sentence contained within the first paragraph of the Item 8A(T) Controls and Procedures disclosure, which reads as follows:

"Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our Chief Executive Officer and Principal Financial Officer, we evaluated the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) or 15d-15(e) under the Exchange Act) as of the end of the period covered by this by this Annual Report on Form 10-KSB for the year ended December 31, 2007. Based upon that evaluation, the Chief Executive Officer and Principal Financial Officer concluded that, as of the end of the period covered by this Annual Report on Form 10-KSB, our disclosure controls and procedures were not effective, because certain deficiencies in internal controls constituted material weaknesses as discussed below. The material weaknesses identified did not result in the restatement of any previously reported financial statements or any other related financial disclosure, nor does management believe that it had any effect on the accuracy of the Company's financial statements for the current reporting period".

In future filings, if a similar disclosure on controls and procedures of this nature might be required, we propose to start a new paragraph after the statement regarding the ineffectiveness of our internal controls (i.e., the second sentence of the first paragraph of the disclosure), because of certain deficiencies in internal controls as discussed in the disclosure.

Item 4. In our Financial Statements; Statement of Operations, for the years ended December 31, 2007 and December 31, 2006, we acknowledge that we reported the following amounts under the "other income" line:

Other Income:	December 31, 2007	December 31, 2006
	$177,482	$1,468

We believe that the "other income" amount for the year ended December 31, 2006 is immaterial and requires no further disclosure. With respect to the "other income" amount disclosed in our Statement of Operations for the year ended December 31, 2007, our disclosure, as provided in Note 3 to the financial statements for the year ended December 31, 2007, read in part:

"NOTE 3 - MARKETABLE SECURITIES

Following guidance from SFAS No. 115, the Company records the carrying value of its marketable securities at fair market value as of the balance sheet date.  Net realized gains and losses, dividends paid and interest earned on the Company's marketable securities accounts are recognized as earned and recorded as "other income."   For the year ended December 31, 2007, the Company's unrealized loss on marketable securities was $288,228.

As of December 31, 2007, the current portfolio of marketable trading securities is carried at fair market value at the balance sheet date.  Marketable trading securities included in the current assets had costs of $1,619,738 and $2,510,089 for the years ended December 31, 2007 and 2006, respectively.

Interest received in the amount of $72,404 and cash dividends received in the amount of $88,302 were included in the determination of net income for the year ended December 31, 2007, and these amounts are reflected in the cost of the marketable trading securities for the year ended December 31, 2007".

Please note that, referring to the highlighted Note 3 excerpts above, (1) the interest and dividends received during 2007 from our marketable trading securities account represent the majority of "other income" recognized by us during fiscal 2007 (2) we set forth where we disclose this financial information in the Statement of Operations within this Note 3 and (3) the Company closed its marketable trading securities account during the six months ended June 30, 2008 and transferred all funds into its commercial depository account. As such, the marketable trading securities included in the current assets had costs of $0 for the three months and six months ended June 30, 2008, respectively.

Prospectively, we propose to expand financial statement disclosure and narrative discussion in the Management’s Discussion and Analysis to reflect details of the "other income" reported amount, in the event that this amount is material as reported in the Company’s Statement of Operations.

Item 5. In our Financial Statements; Statement of Stockholders’ Equity we acknowledge reporting additional paid-in capital related attributable to the beneficial conversion feature of $305,590 and $(47,733) for the periods ended December 31, 2006 and December 31, 2007, respectively. The reported discount on debt figure for the year ended December 31, 2006 was over-stated due to a scribers error as contained in the Company’s working papers. Upon recognition of this error, during the 2007 fiscal year, we believe that the Company followed guidance under EITF 98-5 and made an appropriate adjustment to the discount on debt account resulting in the net $(47,733) adjustment to the additional paid-in capital account. The entry required to adjust for the scriber’s error was effected as a reclassification within the equity accounts. We further believe that allocation of the fair value of the conversion feature was reasonable in its constitution and also disposition over time, noting that the discount on debt for the convertible feature of the debt will be fully amortized as of September 30, 2008.

Item 6. We believe that the reference you cite is not Note 1 – Organization, Description of Business and Basis of Presentation, but Note 2 – Summary of Accounting Policies; Convertible Debentures and, prospectively, we propose to expand our disclosure relating to convertible debentures to state that we allocate proceeds from the convertible notes, or securities and warrants, based on the relative fair value of the two securities at the time of issuance and to read in part as follows:

"Conventional Convertible Debenture

In accordance with Emerging Issues Task Force ("EITF") Issue No. 00-27 "Application of Issue No. 98-5 to Certain Convertible Instruments" ("EITF 00-27"), the Company initially allocates proceeds received from convertible notes or securities to warrants granted to the note holders based on the relative fair values of the two securities.  The value of the warrants and the beneficial conversion feature are recorded on the balance sheet as a debt discount and as an increase to shareholders' equity.  The discounts are amortized over the life of the loans.

In accordance with EITF Issue No. 98-5, "Accounting for Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios" ("EITF 98-5"), and EITF 00-27, the beneficial conversion value is determined at the commitment date of each debt instrument as the difference between the stated conversion price within the instrument and the fair market value at the date of the draw-down on the debt instrument.  See Note 7".

We further note that, in connection with guidance as provided by APB 14, paragraph 16, we consider the convertible debt, including convertible accrued interest, to be potentially anti-dilutive and, accordingly, do not include the contingent beneficial conversion feature of the convertible debt, including convertible accrued interest, in calculating either earnings per share or fully-diluted earnings per share.

Item 7. In Note 2 – Summary of Accounting Policies; Revenue Recognition we propose to expand future disclosures concerning revenue recognition as to whether we have recorded any revenues related to research and development arrangements, where applicable, and, pursuant to guidance from SFAS 68, paragraph 14, prospectively propose to expand the disclosure to read as follows:

"Revenue Recognition

The Company recognizes revenue in the period that the related services are performed and collectibility is reasonably assured.  Currently, the Company derives substantially all of its revenues from commercial production, with nominal revenue derived from contractual research and development and product development activities, with no additional deliverables contained within the respective contractual arrangements.  For the six months ended June 30, 2008, LRM realized $44,000 in revenue from research and development and product development activities, while recognizing nominal associated costs from these activities. Services contracts (e.g., for product development) generally take the form of fixed-price contracts.  Under fixed-price contracts, revenue is recognized as services are performed, with performance generally assessed using output measures, such as components manufactured to date as compared to the total components to be manufactured, which are under contract.  Changes in the scope of work generally result in a renegotiation of contract pricing terms or a contract amendment.  Renegotiated amounts are not included in net revenues until earned and realization is assured.  Advance payments on service contracts are treated as a deposit and applied to periodic billing during the contract period.  Setup and administrative fees are billed upon contract approval.  Revenues recognized as earned from setup and administrative fees are amortized over the life of the contract.  Losses are recognized immediately. Historically, costs are not deferred in anticipation of work on contracts after they are awarded, but instead are expensed as incurred.  All out-of-pocket costs are included in expenses".

Item 8. In Note 2 – Summary of Accounting Policies; Cost of Sales we prospectively propose to expand our disclosure to clarify our policy to be consistent with guidance as provided in EITF 00-10, with respect to cost of sales, and have the disclosure read as follows:

"Cost of Sales

Cost of sales consists of the cost of products sold, commissions and inbound shipping charges. LRM’s current shipping policy is to provide its products free on board (i.e., F.O.B.) its plant and, typically, LRM does not receive freight payments from its customers. To the extent that LRM incurs nominal freight charges on behalf of its customers, these costs are included in the cost of products sold".

Item 9. In Note 3 – Marketable Securities we acknowledge the reported unrealized loss and unrealized gain for the years ended December 31, 2007 and 2006, respectively. We believe that it was appropriate to include these amounts in the trading securities account, as the trading securities were accounted for at fair value, which includes all gains and losses. We further point out that the trading securities account was closed during the three months ended March 31, 2008 and all remaining funds from that account were transferred into the Company’s retail bank (i.e., SunTrust Bank) savings account.

Item 10. In Note 5 – Property and Equipment we acknowledge that we reported both the loss on sale of assets of $85,962, during the year ended December 31, 2007, in addition to recognition of a loss on impairment of $12,000, during the year ended December 31, 2006, in the Statement of Operations under the subheading of "Other Income (expenses)". We believed the recording of these losses under "Other Income (expenses)" was appropriate at the time. Further, from a quantitative perspective, management believes that the previous reporting of the loss on sale of assets and loss on impairment had no impact on investors. Upon further reflection, we believe that it would be reasonable and appropriate to report this loss on sale of assets to be included as a "Loss from Operations" and would propose that, prospectively, we will reclassify losses from the sale of property and equipment disclosed within the Statement of Operations to be reported as a "Loss from Operations", in accordance with paragraph 45 of SFAS 144. Similarly, we propose that, prospectively, future losses as reported in the line item "Loss from impairment" as reported for the year ended December 31, 2006, be reported as a "Loss from Operations" within the Statement of Operations in accordance with paragraph 45 of SFAS 144.

Item 11. In Note 6 – Intangible Assets, we propose to modify future disclosures relating to marketing of the TPF ThermoPlastic Flowforming™ and STF Sheetless Flowforming™ technologies to clarify that we derive revenues from these technologies and to modify disclosures to generally include statements as follows:

"LRM's business focuses on the use of TPF ThermoPlastic Flowforming™ process technology in the production of thermoplastic and composite large molded products for third parties and for LRM proprietary product sales.  LRM has also developed a second process technology, which is complementary to the TPF ThermoPlastic Flowforming™ technology.  This recently developed technology is a more efficient method of producing large thermoformed parts.  LRM derives a majority of its revenue through toll production (i.e., thermoforming products on behalf of customers using LRM's proprietary patent pending process technologies) and proprietary product sales, customer-funded development projects and government contracts. LRM intends to license its thermoforming process technologies to potential domestic and international licensees in industries where licensing activity will not adversely impact LRM's primary production business.  LRM will continue to engage in expanding business activities, including proprietary product sales, customer-funded development projects and government contracts, where these activities will enhance the core production business by generating additional significant revenue opportunities".

With respect to our conclusion that the carrying value of the patents are fully recoverable based on guidance from SFAS 142, we propose to prospectively expand the Note 6 disclosure to read, in part, as follows:

"Intangible assets are tested for impairment on an annual basis.  At December 31, 2007, the Company has determined that the carrying value of its intangible assets, as described below, is fully recoverable, based upon a net present value analysis conducted by the Company, wherein future projected revenues for LRM were considered in the determination of the recoverability of the carrying value of its intangible assets".

Item 12. In Note 7 – Convertible Debentures, Conventional Convertible Debentures and Notes Payable to Shareholders we acknowledge that we calculated a fair value for the beneficial conversion feature of the principal debt including convertible accrued interest. With respect to the beneficial conversion feature of the conventional convertible debt, as defined in EITF 05-2, "The Meaning of Conventional Convertible Debt Instrument in Issue No 0019," and convertible accrued interest, we calculated the fair value of the conversion feature based on the difference between the exercise price of the conversion feature ($0.45) and the market price of the Company’s stock ($0.65) when good funds were available for use by the Company, multiplied by the number of shares convertible at the time of issuance of the note. The amount calculated from this valuation, including periodic valuation of the convertible accrued interest, was subsequently amortized over the life of the debt. The Company believes that it was appropriate to calculate the fair value of the conventional convertible debt, including convertible accrued interest, as defined in EITF 05-2, based upon our understanding and guidance as provided under EITF 98-5. Upon reflection and further review of EITF 98-5 including our disclosures, we believe that it may have been more appropriate to not include the narrative disclosure for the debt with reference to a Black-Scholes fair value calculation for the note, dated May 15, 2006. We further believe that allocation of the fair value of the conversion feature was reasonable in its constitution and also disposition over time, noting that the discount on debt for the convertible feature of the debt will be fully amortized as of September 30, 2008. We further note that neither of the beneficial conversion features for the convertible debt nor the convertible accrued interest calculated on the debt has been included in the calculation of the Company’s earnings per share or fully-diluted earnings per share, as both beneficial conversion features were considered to be potentially anti-dilutive. We propose to prospectively modify our narrative disclosure regarding the convertible debt and convertible accrued interest to read, in part, as follows:

"The Company calculated the beneficial conversion feature of the principal debt by (a) taking the fair market value of the Company’s common stock when good funds were available from the loan proceeds ($0.656 per share), (b) subtracting the conversion price of the debt ($0.450 per share), (c) multiplying the difference ($0.206 per share) by (d) the number of convertible shares (1,111,111 convertible shares). The resultant fair value for the principal debt associated with the beneficial conversion feature was $228,889, which amount has been amortized over the life of the original term of the principal debt. With respect to the beneficial conversion feature of the accrued interest, the Company treated the beneficial conversion feature, calculated on a quarterly basis during the term of the original note, as a warrant and accordingly used the assumptions of a four percent interest rate, volatility of 56 percent and a period ranging from 45 days to 137 days to calculate the beneficial conversion value for the Company's common stock that may be acquired upon conversion of interest accrued for the six months ended June 30, 2008.  The Company used the assumptions of a nine percent interest rate, volatility of 64 percent and a period ranging from 105 days to 730 days to calculate the beneficial conversion value for the Company's common stock that may be acquired upon conversion of interest accrued for the year ended December 31, 2007".

Item 13. In Note 8 – Long Term Debt we acknowledge that the loan maturities for each of the five years following December 31, 2007 of $10,371,643 do not agree with our long-term debt of $9,737,773 plus the current portion of the long-term debt at December 31, 2007. The tabular disclosures for the loan payment due to NCI and the accreted value of the note payable to former TCD shareholders include interest, and we expanded the tabular disclosure of the note during the six months ended June 30, 2008 to disclose this fact and further propose to prospectively expand the narrative disclosures relating to the tabular disclosures to read as follows:

NOTE 8 - LONG-TERM DEBT

Summarized information about the Company's long-term debt at June 30, 2008 and December 31, 2007, is as follows:

	June 30, 2008	December 31, 2007

Note payable, interest payable at 9 percent,	$ 500,000	$ 500,000
loan maturing in August 2008 (see Notes 7, 11, 13 and 14)

Note payable, interest accrued at 10 percent payable at an	-	61,965
undetermined date, uncollateralized (See Note 13)

Loan agreements at SunTrust Bank, maturing at	355,543	418,620
various dates through 2010, collateralized by equipment

Line of credit at SunTrust Bank, revolving	956,060	550.000
debt, monthly interest at LIBOR plus 1.25 percent payments commenced May 2007

Loan agreements at SunTrust Bank, monthly	1,850,000	2,100,000
interest at LIBOR plus 1.25 percent to 2 percent, maturing in 2011, collateralized by Nova guarantees

Note payable by LRM to NCI, uncollateralized demand	2,778,842	1,841,508
loan with no maturity. Note value includes accrued
interest payable (Note 11)

Note payable to TCD shareholders (net present value),	8,424,848	7,947,970
12 percent discount rate, maturing at various dates
includes accreted interest payable*
payable.

Less: Current portion of Long-Term Debt	(6,986,864)	(3,681,840)

Total Long-Term Debt	$ 7,878,429	$ 9,737,773

We propose to prospectively expand the narrative disclosure, directly below this tabular disclosure, to read in part as follows:

"The summarized long-term debt tabular disclosure above contains items that include accrued interest and accreted interest values".

Loan maturities for each of the five years following December 31, 2007 are as follows:

2008	$ 4,562,028
2009	2,739,323
2010	750,480
2011	250,000
2012	3,000,000

$ 11,301,183

We propose to prospectively expand the narrative disclosure, directly below this tabular disclosure, to read in part as follows:

"The loan maturities for each of the five years following December 31, 2007 include current loan maturities for the years ending December 31, 2008 and 2009 of $6,986,864. Additionally, the Company has loan maturities that extend beyond the year ended December 31, 2012".

Item 14. In Note 8 – Long-Term Debt we propose to prospectively modify our disclosure in the summary of long-term debt to reflect the amounts owed by LRM to ECC and NCI by (1) retaining the tabular disclosure of the summary, with respect to amounts owed by LRM to NCI, as seen in the above Note 8 tabular disclosure and (2) modify the narrative to the tabular disclosure as follows:

"During the three months ended June 30, 2008, LRM received proceeds from each of its joint venture partners, NCI and ECC, in the amount of $100,000, or $200,000 in the aggregate. During the six months ended June 30, 2008, LRM received proceeds from each of its joint venture partners, NCI and ECC, in the amounts of $834,000 and $684,000, respectively, or $1,518,000 in the aggregate.  During the year ended December 31, 2007, LRM received proceeds from each of its joint venture partners, NCI and ECC, in the amounts of $1,789,000 and $1,939,000, respectively, or $3,728,000 in the aggregate. The proceeds were provided and secured in the form of demand promissory notes, with the respective note agreements completed between the parties during 2007. The note terms specify that interest accrues on the remaining note principal balance at a rate of 8.25 percent compounded quarterly, until paid.   The agreements also provide a schedule for additional contributions to be made by the respective partners, with total loan proceeds anticipated to be in an approximate amount of $2,600,000 for each partner. Total proceeds received from each of NCI and ECC as of June 30, 2008 was $2,623,000, or $5,246,000 in the aggregate. As of June 30, 2008, the note amount of $2,776,421 (including interest) due to NCI has been included in the above table as maturing in 2008. The note amount due to ECC (including interest) in an amount of $2,779,929, as of June 30, 2008, has not been included in the above table, as the Company eliminated its portion of loaned amounts to LRM, including accrued interest, in the unaudited Consolidated Financial Statements. See Note 11.

Additionally, during the year ended December 31, 2007, ECC and NCI entered into an agreement whereby neither parent, nor its subsidiaries, could call for demand payment on the respective previously discussed promissory notes without the agreement of the other respective parent, including its subsidiaries".

Item 15. In Note 8 – Long-Term Debt we acknowledge that our disclosures in Note 2 indicate that we accounted for the equipment loan agreements entered into with SunTrust Bank as capital leases. We believe that it was appropriate to account for these agreements as leases based on guidance of paragraph 1 of SFAS 13 primarily as a result of the nature of the lease agreements, wherein the lease agreements clearly covey the rights of ownership of the equipment covered by the respective leases to LRM, the lessee, from the lessor, SunTrust Bank.

Item 16. In Note 13 – Commitments and Contingencies, we acknowledge that we disclosed that LRM leased facilities with initial monthly rents through May 2007, with monthly rents increased to $21,264 beginning June 1, 2007. We further acknowledge that (a) step rent provisions and escalation clauses and (b) capital improvement funding and other lease concessions are taken into account in computing our future minimum lease payments and the minimum lease payments are recognized on a straight-line basis over the minimum lease term. We propose to prospectively expand the disclosure of Note 13 to provide clarity with respect to this disclosure to read as follows:

"During the year ended December 31, 2006, LRM relocated its operations to a facility in Rockledge, Florida, and LRM leased these facilities.  The five-year lease agreement provided for initial monthly rents of $11,667 through May 2007, with the monthly rents increased to $21,264 beginning June 1, 2007. In addition, four percent annual rent increases are effective commencing June 1 of each subsequent year during the lease term. A deposit of $20,000 is held by the lessor.  The lease may be extended for an additional five-year term, in which an incremental lease payment increase is provided for in the renewable lease term.  As described in the paragraph below, during the six months ended June 30, 2008, LRM extended its Rockledge lease for a period of 12 months through December 31, 2011.

Future annual minimum operating lease payments for the terms of the Rockledge lease agreement for the remaining six months of 2008 and for the years ending December 31, 2009 through December 31, 2011 are as follows:

Rockledge Facility

2008	$ 171,582
2009	$ 240,651
2010	$ 250,279
2011	$ 260,288

During the six months ended June 30, 2008, LRM extended the Rockledge facility lease for 12 months through December 31, 2011. The lease extension includes a $20,000 per year lease payment reduction, retroactive to February 2008, with the reduction related to insurance premiums and provisions, including a cap on the insurance premium portion of the triple net lease and provide for any insurance premium reductions to flow through directly to reduce LRM's lease payments due. Monthly rent payments, effective February 2008, are $19,597, with an annual four percent rent increase effective June 1of each subsequent year during the lease term. The lease extension and the lease payment reduction are reflected in the table above. Additionally, step rent provisions and escalation clauses, including lease concessions are recognized on a straight line basis over the minimum lease term and these provisions are represented within the tabular presentation above".

Item 17. In the Litigation disclosure, in connection with the settlement agreement with Mr. Pappas, we acknowledge that there was a $200,000 credit provided to Mr. Pappas as a part of that settlement agreement, which credit was available for the future exercise of options and warrants. We believe that we followed the provisions provided under SFAS 154, as opposed to SFAS 123(R), as (1) the credit provided to Mr. Pappas was a condition of settlement of the legal dispute between the Company and Mr. Pappas, (2) the Company accounted for this credit by booking an appropriate liability to its balance sheet as of the six months ended June 30, 2006 (the next interim reporting date after completion of the settlement agreement), with the entire credit offset prior to the year ended December 31, 2006 and (3) Mr. Pappas indicated in advance that he intended to utilize this credit within the year ending December 31, 2006. The credit was fully utilized prior to the year ended December 31, 2006, upon instruction provided by Mr. Pappas.

Item 18. With respect to certifications required by Exchange Act Rule 13a-14(a), our future filings will identify the certifying individual at the beginning of the certification, and the certifications will not include the certifying individual’s title.

Item 19. The above responses apply to our interim filings as well.

We hereby acknowledge (i) our responsibility for the adequacy and accuracy of the disclosure in our Securities filings; (ii) that any Staff comments or changes made by us to our disclosure in response to Staff comments does and will not foreclose the Commission from taking any action with respect to the filing and (iii) that we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We request that George E. Kazantzis be contacted at his direct Telephone No. 212-634-6333 or Facsimile No. 212-634-6339 should you have further comments or concerns.

Very truly yours,

ENVIROKARE TECH, INC.

By: /s/ George E. Kazantzis

George E. Kazantzis, President and Principal Financial Officer